UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☑
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Jilin Chemical Industrial Company Limited
(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
The People’s Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)
PetroChina Company Limited
(Name of Person(s) Furnishing Form)
Domestic Invested Shares (A Shares), Par Value RMB 1.00 Per Share

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Securities (if applicable))
Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
(+86 10) 8488-6270

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Lee Edwards, Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 March Road Menlo Park, CA 94025 (650) 838-3600
November 16, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Attached to this Form CB is an English translation of The Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited that was published by PetroChina Company Limited (“PetroChina”) in the People’s Republic of China on November 16, 2005.

Exhibit
Number
(1)	The Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited.
Item 2. Informational Legends
Not applicable.
PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Attached to this Form CB or incorporated by reference into this Form CB are the following documents, or English translations of the following documents, (i) that, in accordance with the requirements of the PRC, must be made publicly available by PetroChina in connection with the transaction but need not be disseminated by PetroChina to Jilin security holders or (ii) that are incorporated by reference by PetroChina into The Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited that was published by PetroChina in the People’s Republic of China on November 16, 2005.

Exhibit
Number
(2)	Opinion of China Galaxy Securities Company Limited, financial advisor to PetroChina, dated October 28, 2005 regarding PetroChina’s offer to acquire Jilin A Shares.

(3)	Second Joint Announcement by PetroChina and Jilin, dated November 15, 2005 and published on November 16, 2005 (incorporated by reference to Exhibit (a)(10) of the Schedule 13E-3 filed by PetroChina and Jilin with the SEC on November 16, 2005).

(4)	The Annual Report 2004 of PetroChina (incorporated by reference to the Form 6-K furnished by PetroChina to the SEC on April 6, 2005).

(5)	The Annual Report 2003 of PetroChina (incorporated by reference to the Form 6-K furnished by PetroChina to the SEC on April 16, 2004).
PART III – CONSENT TO SERVICE OF PROCESS
PetroChina Company Limited is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PetroChina Company Limited
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

Date: November 16, 2005

Exhibit 1
The Report
On
the Offer to Acquire A Shares
Of
Jilin Chemical Industrial Company Limited

Name of the Offeror: PetroChina Company Limited
Legal Address of the Offeror: World Tower, 16 Andelu Dongcheng District, Beijing

Dated: 28 October 2005

Jilin A Share Tender Offer Report

Cautionary Language
1. The Offeror hereby reminds investors that the Offeror intends to acquire Jilin Chemical Industrial Company Limited (“Jilin”) through the Offers (as defined herein below) for the purpose of terminating the listing of Jilin.
2. Following the delisting of the Jilin A Shares, any Jilin A Shares that are not tendered for acceptance pursuant to the A Share Offer will not able to be traded on the Shenzhen Stock Exchange and the liquidity of and the convenience of the trading in such Jilin A Shares will be seriously reduced compared with the same before. However, such Jilin A Shares not so tendered will be able to be sold to the Offeror, and the Offeror shall by itself or through a securities company designated by it purchase such Jilin A Shares, at the A Share Offer Consideration (as defined herein below). Once the Offers become effective, the Offeror will make a separate announcement with respect to the specific processes and operational procedures for such further purchase (including but without limitation to formalities such as right confirmation, registration and the applicable verifications, which need to be dealt with by the shareholders themselves), prior to the delisting of the Subject Company.
3. In consideration of any impact that the forthcoming Spring Festival may have on the Offers (as defined herein below), the valid term of the A Share Offer has been adjusted to 35 days, commencing from the first day on which both the Jilin A Shares and the Jilin H Shares are traded, immediately after all of the conditions to the H Share Offer are satisfied. As of the date on which this Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited (this “Offer Report”) is published, the A Share Offer (as defined herein below) has not become effective, thus holders of Jilin A Shares cannot declare their preliminary acceptance of the A Share Offer.
     The date on which the commencement of the valid term of the A Share Offer may occur at the earliest is 9 January 2006. If all of the conditions to the H Share Offer are satisfied on such date, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer. Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term of the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that the conditions to the effectiveness of the H Share Offer may be satisfied ahead of the schedule. If all of the conditions to the H Share Offer are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the conditions to the effectiveness of the H Share Offer are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the

Jilin A Share Tender Offer Report

one for the expiry of the valid term of the A Share Offer will be postponed accordingly. Therefore, we hereby strongly recommend investors to pay close attention to any and all of the announcements published by PetroChina as from 4 January 2006.
4. The condition to the effectiveness of the A Share Offer (the “A Share Offer Condition”) is: the satisfaction of all of the conditions to H Share Offer. Upon the satisfaction of all of the conditions to the effectiveness of the H Share Offer, the A Share Offer shall become effective and the Jilin A Shares shall be delisted; if any of the conditions to the effectiveness of the H Share Offer are not satisfied, the A Share Offer shall be void from the very beginning.
     The H Share Offer is subject to the satisfaction of the following conditions (the “H Share Offer Conditions”):
(1)	the passing of a resolution approving the voluntary withdrawal of the listing of H Shares from the SEHK (as defined herein below) at a class meeting of the shareholders of Jilin to be convened for this purpose by the holders of Jilin H Share, other than PetroChina and persons acting in concert with PetroChina, subject to (A) approval by at least 75% of the votes attaching to the H Shares held by persons other than PetroChina and persons acting in concert with PetroChina (the “Disinterested Shares”) that are cast either in person or by proxy and (B) the number of votes cast against the resolution being not more than 10% of the votes attaching to all Disinterested Shares; and
(2)	minimum valid acceptances of the H Share Offer being received in respect of not less than 66.67% of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs, carrying voting rights then exercisable at a general meeting of holders of Jilin H Share.

The H Share Offer shall become effective upon the satisfaction of all of the above conditions and shall not become effective from the very beginning if any of the above conditions is not satisfied.
     After the completion of the Offers subject to the effectiveness of the H Share Offer, the Offeror will hold at least 85.35% of Jilin’s total share capital. Pursuant to the currently effective Company Law (as defined herein below), Jilin’s equity structure will not qualify Jilin for a listed company and so Jilin will carry out relevant procedures for delisting Jilin A Shares.
5. Both the A Share Offer Consideration and the H Share Offer Consideration in the Offers are determined on the following bases: the A Share Offer Consideration and the H Share Offer Consideration represent appropriate premiums over the average closing price of Jilin A Shares

Jilin A Share Tender Offer Report

and the average closing price of Jilin H Shares, in each case, over the six months as of the publication of the applicable Summary of the Offer Report, and such premiums should be comparable to each other.
     The A Share Offer Consideration under the A Share Offer is RMB5.25 per Jilin A Share, which represents a premium of approximately 41.9% over the arithmetic average closing price of approximately RMB3.70 per Jilin A Share, based on the daily arithmetic closing prices over the six months prior to and including the date on which the applicable Summary of the Offer Report is publicly announced.
     The H Share Offer Consideration (as defined herein below) under the H Share Offer is HK$2.80 per Jilin H Share, which represents a premium of approximately 41.4% over the arithmetic average closing price of approximately HK$1.98 per Jilin H Share, based on the daily arithmetic closing prices as quoted on the Hong Kong Stock Exchange Limited over the six months prior to and including the date on which the applicable Summary of the Offer Report is publicly announced.
6. Schedule for Significant Events in the A Share Offer

16 November 2005 (Wednesday)	PetroChina to publish the full text of the Report on the Offer to Acquire Jilin Chemical Industrial Company Limited.

31 December 2005 (Saturday)	Jilin to convene the class meeting of holders of Jilin H Shares (the “Jilin H Shareholders”).

4 January 2006 (Wednesday)	Jilin to publicly announce within the mainland of PRC the resolutions adopted at the above class meeting of Jilin H Shareholders.

6 January 2006 (Friday)	If the A Share Offer Condition is satisfied on this date, PetroChina will publish the reminder announcement about the commencement of the valid term of the A Share Offer on the next trading day (i.e., 9 January 2006).

9 January 2006 (Monday)	The date on which the commencement of the A Share Offer may occur at the earliest. If all of the H Share Offer Conditions are satisfied on the preceding trading date (i.e., 6 January 2006), PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer on this date.

12 February 2006 (Friday)	The date on which the expiry of the valid term of the A Share Offer may occur at the earliest.

Jilin A Share Tender Offer Report

Notes: The valid term of the A Share Offer will be 35 days. Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term for the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that the H Share Offer Conditions may be satisfied ahead of the schedule. If all of the conditions to the H Share Offer are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the H Share Offer Conditions are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the one for the expiry of the valid term of the A Share Offer will be postponed accordingly.

Jilin A Share Tender Offer Report

1.	Name, listed stock exchanges, abbreviation of the title of the A Shares and capitalization of the Subject Company

Name of the Subject Company	:	Jilin Chemical Industrial Company Limited

Shenzhen Stock Exchange (“SSE”);
Stock Exchanges on which the Subject Company is listed	:	Hong Kong Stock Exchange Limited (“SEHK”);
New York Stock Exchange (“NYSE”)

Abbreviation of the title of the listed shares of the Subject Company	:	A Shares: Ji Lin Hua Gong; H Shares: Ji Lin Hua Gong

Listing code of the A Shares of the Subject Company	:	A Shares: 000618; H Shares: 0368; ADSs: JCC
Capitalization

			Proportion of each
		Number of shares	class of shares to
		held by each class	the total share
Classes of shares	Shareholders	of shareholders	capital (%)
State-owned legal person shares	PetroChina Company Limited	2,396,300,000	67.29

Domestic invested shares listed in mainland China (“A Shares”)	Holders of A Shares	200,000,000	5.62

Overseas listed foreign invested shares (“H Shares”, including the ADSs)	Holders of H Shares	964,778,000	27.09

Total		3,561,078,000	100%
2.	Name, Domicile and Contact Information of the Offeror

Name of the Offeror	:	PetroChina Company Limited

Legal address	:	World Tower,16 Andelu Dongcheng District, Beijing

Jilin A Share Tender Offer Report

Contact address	:	World Tower, 16 Andelu Dongcheng District, Beijing

Zip code	:	100011

Telephone	:	(86) (10) 8488 6148
3.	Offeror’s Decision Regarding the Offers
     Pursuant to the “Resolutions of the Interim Meeting of the Board of PetroChina Company Limited Adopted on 26 October 2005 ‘Approving the Proposal Regarding the Company’s Application for Restructuring the Listed Subsidiaries Through General Offer and Authorizing the Special Committee of the Board to Handle Relevant Matters’” and the “Resolutions of the Special Committee of the Board of PetroChina Company Limited Adopted on 28 October 2005 ‘Approving the Company’s Commencement of the Restructuring of the Listed Subsidiaries Through General Offer’”, the Company has decided to acquire the domestic invested shares listed in Mainland China and the overseas listed foreign invested shares (including ADSs) of Jilin through general offers.
4.	Purpose of the Offers
     The Offers aim to terminate the listing of Jilin for the purpose of resolving the competition between the Offeror and Jilin in the same business, reducing and further standardizing the related-party transactions between the Offeror as the controlling shareholder of Jilin and Jilin itself.
5.	Information Related to the Shares subject to the Offers

			Proportion of the
			subject shares in
			the issued and
		Number of the	outstanding shares
		subject shares	of the Subject
Class of shares	Offer price	(shares)	Company (%)
A Shares	RMB5.25/share (“A Share Offer Consideration”)	200,000,000	5.62

H Shares	HK$2.80/share (“H Share Offer Consideration”);	964,778,000	27.09

	The ADSs holders will be paid in

Jilin A Share Tender Offer Report

US Dollar for ADSs tendered for sale and the price for each ADS (“ADS Offer Consideration”) shall be finally determined on the basis of the number of H Shares represented by each ADS. The actual amount to be paid to ADS holders in US$ shall be determined on the basis of the then prevailing spot rate between Hong Kong Dollar and US Dollar.
6.	Information related to the source of the funds for the purchase of all of the Jilin A Shares
     The total amount of the funds required by PetroChina to purchase all of the Jilin A Shares is RMB1.05 billion. PetroChina has already deposited a performance guarantee in the amount of RMB 210 million representing 20% of the total funds required to purchase all of the Jilin A Shares into a bank account opened with the Industrial and Commercial Bank of China (“ICBC”) designated by the Depositary. According to the Certificate of Deposit issued by Beijing Branch of ICBC dated 28 October 2005, as of 27 October 2005, PetroChina has RMB 4 billion deposited with Di’anmen Subbranch of Beijing Branch of ICBC. The Company undertakes that RMB 840 million (representing 80% of the aggregate of the funds required to purchase all of the Jilin A Shares in the Offers) from the above RMB 4 billion deposit will be earmarked for the payment of the remaining consideration for the acquisition of all of the Jilin A Shares in the Offers and guarantees that no person shall have recourse to such amount.
7.	Term of the A Share Offer
     In consideration of any impact that the forthcoming Spring Festival may have on the Offers, the term of the A Share Offer has been adjusted to 35 days, commencing from the first trading day for both the Jilin A Shares and the Jilin H Shares following the satisfaction of all of H Share Offer Conditions.
     As of the date on which this Offer Report is published, the A Share Offer has not become effective, so holders of Jilin A Shares cannot declare their preliminary acceptance of the A Share Offer. The date on which the commencement of the valid term of the A Share Offer may occur at the earliest will be 9 January 2006. If all of the H Share Offer Conditions are satisfied on this

Jilin A Share Tender Offer Report

date, the Offeror will publish a reminder announcement about the commencement of the valid term of the A Share Offer.
     Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term of the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that H Share Offer Conditions may be satisfied ahead of the schedule. If all H Share Offer Conditions are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the H Share Offer Conditions are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the one for the expiry of the valid term of the A Share Offer will be postponed accordingly. Therefore, we hereby strongly recommend investors to pay close attention to any and all of the announcements published by PetroChina as from 4 January 2006.
8. All of the Preconditions to the Offers Have Been Satisfied or Waived
     As provided in the Summary of the Offer Report dated 28 October 2005, the making of the H Share Offer and the A Share Offer is subject to the satisfaction or waiver of the preconditions as set out below:
     (a) the requisite approvals from the CSRC to the Offers under the PRC Securities Law and the Takeover Regulations (as promulgated by the CSRC) and from the SFC to the H Share Offer under the Codes on Takeovers and Mergers and Share Repurchases;
     (b) all regulatory relief or exemptions from the CSRC, the SFC and the U.S. Securities and Exchange Commission (“SEC”) necessary for the Offers to be made in compliance with the regulatory regimes of the PRC, Hong Kong and the United States; and
     (c) all other requisite authorizations and approvals from other governmental entities on terms satisfactory to PetroChina (other than such authorizations and approvals that, if not obtained, would not have a material and adverse effect on the business of Jilin or on the ability of PetroChina to proceed with or consummate the Offers).
     As of the date on which this Offer Report is published, all of the above preconditions for the making of each of the A Share Offer and the H Share Offer respectively have been satisfied or waived.

Jilin A Share Tender Offer Report

     9. The Financial Advisor and the Counsel Retained by the Offeror in connection with the A Share Offer

Financial Advisor	:	China Galaxy Securities Co., Ltd.

Address	:	Tower C, Corporate Square, No. 35 Finance Street, Xicheng District, Beijing

Contact person	:	Zhu Jie and Wang Dayong
Telephone	:	(86) (10) 6656 8888

Counsel	:	King & Wood
Address:	:	31st Floor, Tower A, Jianwai SOHO, 39 Dongsanhuan Zhonglu Chaoyang District, Beijing 100022, China

Contact person	:	Zhou Ning
Telephone	:	(86) (10) 5878 5588
10.	This Offer Report was signed on 28 October 2005.

Jilin A Share Tender Offer Report

Announcement of the Offeror
     This Offer Report was prepared pursuant to the Securities Law (the “Securities Law”) of the People’s Republic of China (the “PRC”), the Measures for Administration of Takeover of Listed Companies (the “Takeover Regulations”) of the China Securities Regulatory Commission (“the CSRC”) and Rule No. 17 of Form and Content of Information Disclosure by Public Issuer: Offer Report (the “No. 17 Rule”).
     As required by the Securities Law and the Takeover Regulations, this Offer Report has made a full disclosure with respect to all of the shares in Jilin Chemical Industrial Company Limited owned and controlled by the Offeror. As of the date on which this Offer Report is executed, except for those disclosed herein, the Offeror does not own any of the shares of Jilin by any other means.
     Any and all of the authorizations and approvals necessary for the execution of this Offer Report by the Offeror have been obtained. The performance of this Offer Report by the Offeror does not and will not violate or conflict with any provisions of the Offeror’s Articles of Association or by-laws.
     The Offers are intended to terminate the listing of Jilin Chemical Industrial Company Limited.
     The Offers will be conducted on the basis of the information set forth in this Offer Report. Other than the Offeror and the financial advisor retained by it, no person has been trusted or authorized to provide any information not set forth herein or to make any explanation or clarification concerning this Offer Report.

Jilin A Share Tender Offer Report

Table of Contents

Section 1 Interpretations	13

Section 2 Basic Particulars of the Offeror	14

Section 3 Background to the Offers	23

Section 4 Structuring of the Offers	25

Section 5 Particulars Concerning the Offeror’s Shareholding in and Trading in Shares of the Subject Company during the Six Months before the Submission of This Offer Report	37

Section 6 Resources of the Fund for Purchase of the A Shares	38

Section 7 The Subsequent Plan for the Post-Tender-Offer	39

Section 8 Material Transactions between the Offeror and the Subject Company	40

Section 9 Reports Issued by Professional Agencies	42

Section 10 Financial Materials	44

Section 11 Other Material Matters	45

Section 12 Documents for Reference	49

Section 13 Place Where Documents for Reference Are Kept	51

Jilin A Share Tender Offer Report

Section 1 Interpretations
     In this Offer Report, unless otherwise stated, the following terms shall have the meanings set forth below:

The “Offeror”, the
“Company” or “PetroChina”	:	means PetroChina Company Limited

“CNPC”	:	means China National Petroleum Corporation

The “Subject Company” or “Jilin”	:	means Jilin Chemical Industrial Company Limited

“Galaxy Securities”	:	means China Galaxy Securities Co., Ltd.

“SASAC”	:	means the State-owned Assets Supervision and Administration Commission of the State Council

“CSRC”	:	means the China Securities Regulatory Commission

“SSE”	:	means the Shenzhen Stock Exchange

The “Depositary”	:	means the Shenzhen Branch of China Securities Depository & Clearing Corporation Limited

The “Company Law”	:	means the Company Law of the PRC

The “Securities Law”	:	means the Securities Law of the PRC

The “Takeover Regulations”	:	means the Measures for Administration of Takeover of Listed Companies

The “A Shares”	:	means the domestic invested shares listed in Mainland China

The “H Shares”	:	means the overseas listed foreign invested shares

The “ADSs”	:	means the American Depositary Shares

The “Offers”	:	means the offers made by PetroChina to all the shareholders of Jilin other than PetroChina itself for the acquisition of all of the shares of Jilin held by such Jilin shareholders

The “A Share Offer”	:	means the offer made by PetroChina to all of the holders of Jilin A Shares for the acquisition of all of the Jilin A Shares

The “H Share Offer”	:	means the offer made by PetroChina to all of the Jilin H Shareholders for the acquisition of all of the Jilin H Shares

“RMB”	:	means RMB Yuan

Jilin A Share Tender Offer Report

Section 2 Basic Particulars of the Offeror
1.	Basic Particulars of the Offeror:

Name of the Offeror	:	PetroChina Company Limited

Registered address	:	World Tower, 16 Andelu Dongcheng District, Beijing

Principal office:	:	World Tower, 16 Andelu Dongcheng District, Beijing

Registered capital	:	RMB 175,824,176,000

Registration number	:	1000001003252
of the business license

Code of organization	:	71092546-2

Type of enterprise	:	joint stock company with limited liabilities

Nature of ownership	:	controlled by state-owned equity

Scope of business	:	the exploration, production and sale of oil and
natural gas; the production and sale of refined,
petrochemical and chemical products; the
operation of oil and natural gas pipelines; the
research and development of oil exploration and
production technology and petrochemical
technology; the sale of materials, equipment and
machinery required for the production of oil,
natural gas and petrochemical products and for
the construction of pipelines; the import and
export of crude oil and refined products; the
import and export of various types of commodities
and technologies (other than those commodities
and technologies the operation thereof by the
Company is restricted by the State or the import
and export thereof is prohibited by the State) on
its own account and as an agent; the processing
of imported materials and the conducting of
"processing of supplied materials, assembly of
supplied parts, processing of supplied samples
and compensatory trade"; counter trade and
entrepot trade; the exploration, development and
production of oil under production sharing
contracts and projects which have been assigned
to the Company by China National Petroleum
Corporation.

Term of operation	:	Perpetual

Number of State Tax		Jing Guo Shui Xi Zi No. 110102710925462

Jilin A Share Tender Offer Report

Registration Certificate
Number of Local Tax	:	Di Shui Jing Zi No. 110102710925462000
Registration Certificate

Name of shareholders	:	China National Petroleum Corporation (holding
88.21% of the equity interest in PetroChina);

investors of PetroChina's H shares (holding
11.79% of the equity interest in PetroChina)

Contact address	:	World Tower, 16 Andelu Dongcheng District, Beijing

Zip code	:	100011

Contact person	:	Wang Zheng

Contact telephone	:	(86) (10) 84886148
On 15 September 2005, the Offeror issued 3,516,482,000 additional H Shares to the then existing holders of its H Shares through SEHK, which were listed on the SHEK simultaneously. The procedures for registering the corresponding changes to the record filed with the competent administration for industry and commerce to reflect such capital increase are being carried out.
2.	Information Related to the Offeror’s Shareholders, Ultimate Controller and Shareholding Structure

Jilin A Share Tender Offer Report

3.	Basic Particulars of the Significant Shareholder of the Offeror
     (1) CNPC
     China National Petroleum Corporation (“CNPC”) was established in July 1998 on the basis of its predecessor known as China Petroleum and Natural Gas Company. CNPC is an investment entity authorized by the State. According to CNPC’s legal person business license, CNPC is an enterprise owned by the whole people and registered with the State Administration for Industry and Commerce with its business license number being 1000001001043. The registered address of CNPC is Liupukang Jie, Xicheng District, Beijing. CNPC has a registered capital of RMB 114.9 billion and its legal representative is Chen Geng.
     The business scope of CNPC is as follows:
     Organizing and operating the exploration, development, production, construction of facilities for, processing and comprehensive utilization of the onshore oil, natural gas and mineral resources associated with oil and gas and encountered during drilling, manufacturing of specialized oil machinery; organizing the storage and transport of the above products and byproducts; selling products manufactured by the companies within CNPC organization according to relevant stipulations of the State; organizing the supply and sale of the materials, equipment and tools for production of oil and natural gas and construction of related facilities; development and research and promotion of new products, new techniques, new technologies and new equipment for oil exploration, development, production and related facilities construction; cooperative exploration and development of oil and gas both within and outside of China, economic and technological cooperation with both domestic and foreign parties and providing contracted services of oil construction projects to foreign parties, import of foreign technologies and equipment, export of equipment and technology manufactured and developed by companies within the CNPC organization, negotiations with foreign parties about introduction and utilization of foreign investment and execution of related contracts.
     (2) Holders of PetroChina’s H Shares
     As a result of the completion of the offering of H Shares by PetroChina in 2000, CNPC’s sale of the shares of PetroChina held by it in its treasury and PetroChina’s issue of rights to acquire PetroChina H Shares to its then existing H Share holders in 2005, holders of H Shares of PetroChina currently own 21,098,900,000 H Shares of PetroChina, representing 11.79% of the share capital of PetroChina. Holders of H Shares of PetroChina include foreign investors, investors residing in Hong Kong, Macau and Taiwan.

Jilin A Share Tender Offer Report

     Other than those set forth above, the Offeror does not have any other shareholder or any person actually controlling its shares.
4.	Basic Information Regarding the Principal Affiliates of the Offeror and Other Control Relationship
     (1) Liaohe Jinma Oilfield Company Limited (“Liaohe Oilfield”)
     Legal Address: Zhenxing Jie, Longtai District, Panjin, Liaoning Province
     Registered Capital: RMB 1.1 billion
     Legal Representative: Xie Wenyan
     Type of Business: joint stock company with limited liabilities
     The business scope of Liaohe Oilfield is as follows:
     exploration, development and processing of petroleum and natural gas, transportation and sale of processed oil (operated with license), machinery and electronic products (excluding cars), electronic products, sale of metal materials, machinery processing, development and services in respect of the high-tech of petroleum and natural gas
     Approved by the State Commission for Structural Reform (“SCSR”) with the “Approval Reply on Consenting to the Establishment of Liaohe Jinma Oilfield Company Limited” (Ti Gai Sheng [1997] No. 148), Liaohe Petroleum Exploration Bureau set up Liaohe Oilfield as its sole promoter by means of share offering. Liaohe Oilfield was registered with the Administration for Industry and Commerce of Liaoning province, and was granted the corporate business license after registration. Approved by the CSRC, on 16 April 1998, Liaohe Oilfield made its IPO of 200 million ordinary stocks, which are all domestic shares denominated in RMB and were listed on the SSE on 28 May 1998. The Title Abbreviation is “Liaohe Youtian”, and the Listing Code is “000817”.
     As of the publication of this Offer Report, the Offeror held 900 million state-owned legal person shares in Liaohe Oilfield, representing 81.82% of the share capital of Liaohe Oilfield, and accordingly is the controlling shareholder of Liaohe Oilfield.
     (2) Jinzhou PetroChemical Co., Ltd. (“Jinzhou PetroChemical”)

Jilin A Share Tender Offer Report

     Legal Address: No.2 Chongqin Road, Guta District, Jinzhou City Liaoning Province, PRC.
     Registered Capital: RMB 787.5 million
     Legal Representative: Lü Wenjun
     Type of Business: joint stock company with limited liabilities
     Business Scope: petrochemical products and coking products; organic chemicals and catalyst, adhesive products, high polymer, etc.
     Approved by SCSR with the approval reply numbered [1997] No. 90, Jinzhou PetroChemical was set up by means of share offering. Jinzhou PetroChemical was registered with the Administration for Industry and Commerce of Liaoning Province and was granted the corporate business license. Approved by CSRC with the approval reply numbered Zheng Jian Fa Zi [1997] No. 403 and No. 404, Jinzhou PetroChemical made its IPO by issuing 100 million ordinary stocks denominated in RMB, the total of which are domestic shares issued for the domestic investors, including 10 million domestic shares subscribed in RMB by the employees of Jinzhou PetroChemical (“Employee Shares”). The 90 million public shares and 10 million Employee Shares were respectively listed on SSE on 15 September 1997 and 15 March 1998, the Title Abbreviation of which is “Jinzhou Shi Hua” and the Listing Code of which is “000763”.
     As of the date of the publication of this Offer Report, PetroChina held 637,500,000 state-owned legal person shares in Jinzhou PetroChemical, representing 80.95% of the total share capital of Jinzhou PetroChemical, and accordingly is the controlling shareholder of Jinzhou PetroChemical,
     (3) Daqing Oilfield Company Limited
     Daqing Oilfield Company Limited is a wholly-owned subsidiary of the Company, the registered capital of which is RMB 47.5 billion and the business scope of which includes exploration, production and sale of oil and natural gas, and production and sale of oil refinery products.
     (4) Daqing Yushulin Oilfield Development Company Limited (“Yushulin Oilfield”)

Jilin A Share Tender Offer Report

     Yushulin Oilfield is a majority-owned subsidiary of the Company and the Company holds 88.16% of the shares in Yushulin Oilfield. The registered capital of Yushulin Oilfield is RMB 1.272 billion and its business scope includes the exploration and production of crude oil and natural gas.
5. Whether the Offeror was Imposed on any Penalties In the Past Five Years
     Since November 1999, the Offeror has neither been imposed on any administrative (not taking into consideration of those obviously not related to the securities market) or criminal penalty, nor involved in any material civil or arbitral proceedings in relation to economic disputes.
6. Directors, Supervisors and Executive Officers of the Offeror
     (1) The brief information regarding the directors, supervisors and executive officers of the Offeror as of the date of report is as follows:

Whether or Not
Obtained Right of
Residence in Other
Position	Name	Nationality	Permanent Residence	Countries
Chairman of the board of directors	Chen Geng	Chinese	Beijing	No
Vice Chairman, President	Jiang Jiemin	Chinese	Beijing	No
Vice Chairman	Ren Chuanjun	Chinese	Beijing	No
Director, Senior Deputy President	Su Shulin	Chinese	Beijing	No
Director, Deputy President	Duan Wende	Chinese	Beijing	No
Director, Deputy President	Wang Fucheng	Chinese	Beijing	No
Director	Zheng Hu	Chinese	Beijing	No
Director	Zhou Jiping	Chinese	Beijing	No
Director	Gong Huazhang	Chinese	Beijing	No

Jilin A Share Tender Offer Report

Whether or Not
Obtained Right of
Residence in Other
Position	Name	Nationality	Permanent Residence	Countries
Director	Zou Haifeng	Chinese	Jilin City	No
British national
(Overseas)
	Chee-Chen	(Hong Kong
Director	Tung	resident)	Hong Kong	—
Director	Liu Hongru	Chinese	Beijing	No
Director	Franco Bernabè	Italian	Rome	—
Board Secretary	Li Huaiqi	Chinese	Beijing	No
Supervisor	Li Kecheng	Chinese	Beijing	No
Supervisor	Wen Qingshan	Chinese	Beijing	No
Supervisor	Sun Xianfeng	Chinese	Beijing	No
Supervisor	Xu Fengli	Chinese	Beijing	No
Supervisor	Sun Chongren	Chinese	Panjin City	No
Supervisor	Zhang Youcai	Chinese	Beijing	No
Supervisor	Wu Zhipan	Chinese	Beijing	No
Financial Controller	Wang Guoliang	Chinese	Beijing	No
Deputy President	Liu Baohe	Chinese	Beijing	No
Chief Geologist	Jia Chengzao	Chinese	Beijing	No
     (2) In the past five years, the above-mentioned persons had not been imposed on any administrative penalty (not taking into consideration of those obviously irrelevant with the securities market) or criminal penalty, or involved in any material civil proceedings or arbitrations in relation to economic disputes.
     (3) Changes of Directors and Supervisors
     On 20 September 2005, Mr. Wang Fucheng resigned from the position of a director of the Offeror in order to take office as a supervisor of the Offeror. On 18 November 2005, the terms

Jilin A Share Tender Offer Report

of office of two directors, Mr. Ren Chuanjun and Mr. Zou Haifeng, and three supervisors, Mr. Li Kecheng, Mr. Zhang Youcai and Mr. Sun Chongren, will expire, upon which these gentlemen will leave their current positions accordingly.
     At the interim shareholders’ general meeting of the Offeror held on 8 November 2005, Mr. Su Shulin, Mr. Gong Huazhang, Mr. Chee-Chen Tung and Mr. Liu Hongru were re-elected to the board of directors of the Offeror, Mr. Wang Yilin, Mr. Zeng Yukang and Mr. Jiang Fan were elected to the board of directors of the Offeror, Mr. Wen Qingshan and Mr. Wu Zhipan were re-elected as supervisors of the Offeror and Mr. Wang Fucheng and Mr. Li Yongwu were elected as supervisors of the Offeror. In addition, beginning from November 2005, Mr. Qin Gang, as an employee representative of the Offeror, will act as a supervisor of the Offeror.
     Pursuant to the document of the Supervisory Board of the Offeror (Jian Jue Zi [2005] No. 1) dated 15 November 2005, Mr. Wang Fucheng was elected as chairman of the Supervisory Board of the Offeror for the third term.
7.	Brief Introduction Regarding the Holding or Control of 5% of Outstanding Shares by the Offeror in Other Listed Companies
     On the date of the publication of this Offer Report, the Offeror holds 900 million state-owned legal person shares in Liaohe Oilfield, representing 81.82% of the share capital of Liaohe Oilfield, and accordingly is the controlling shareholder of Liaohe Oilfield; in addition, the Offeror holds 637,500,000 state-owned legal person shares in Jinzhou Petrochemical, representing 80.95% of the share capital of Jinzhou Petrochemical, and accordingly is the controlling shareholder of Jinzhou Petrochemical.
8.	Offeror’s Decision Regarding the Offer
     Pursuant to the “Resolutions of the Interim Meeting of the Board of PetroChina Company Limited Adopted on 26 October 2005 ‘Approving the Proposal Regarding the Company’s Application for Restructuring the Listed Subsidiaries Through General Offer and Authorizing the Special Committee of the Board to Handle Relevant Matters’” and the “Resolutions of the Special Committee of the Board of PetroChina Company Limited Adopted on 28 October 2005 Approving the Company’s Commencement of the Restructuring of the Listed Subsidiaries Through General Offer”, the Company has decided to acquire the domestic invested shares listed in Mainland China and overseas listed foreign invested shares (including ADSs) of Jilin through a general offer.

Jilin A Share Tender Offer Report

Section 3 Background to the Offers
     The Subject Company was incorporated on 13 December 1994 as a joint stock company with limited liability pursuant to the PRC law. The Subject Company was established in connection with a restructuring (the “Restructuring”) of its predecessor, Jilin Chemical Industrial Complex. Pursuant to the Restructuring, the principal chemical businesses and certain assets and liabilities of Subject Company’s predecessor, including certain ancillary and business support functions, were transferred to the Subject Company on 1 October 1994. Following the completion of the Restructuring, the Subject Company’s predecessor was renamed Jilin Chemical Group Corporation (“Jilin Corporation”) and the Subject Company was formed as a wholly owned subsidiary of Jilin Corporation. The Subject Company completed its initial public offering of its H Shares on 22 May 1995 and the ADSs of the Subject Company, each ADS representing 100 H shares of the Subject Company, and the H shares of the Subject Company went listed on the SEHK and NYSE on 22 and 23 May 1995, respectively. Subsequently, the A shares of the Subject Company went listed on the SSE on 15 October 1996.
     Until July 1998, Jilin Corporation had been a State-owned enterprise under the direct administrative control of the Jilin Provincial Government. In July 1998, as a result of the restructuring of the PRC petrochemical and chemical industries approved by the PRC State Council, Jilin Corporation became a wholly-owned subsidiary of CNPC. Jilin Corporation transferred to the Offeror all of its State-owned legal person shares in the Subject Company, constituting 70.25% of the Subject Company’s registered capital, causing the Offeror to become the controlling shareholder of the Subject Company. After the issuance of 150,000,000 additional A Shares by the Subject Company on 27 January 2000, the Offeror remains to be the controlling shareholder of the Subject Company, holding approximately 67.29% of the Subject Company’s total issued capital.
     As of the execution date of this Offer Report, the Offeror has provided certain goods and services to the Subject Company and vise versa. The Subject Company and the Offeror entered into a Master Product and Service Agreement on November 30, 2004 (the “Master Product and Service Agreement”) to govern the supply of a series of products and services by the parties and/or their subsidiaries and affiliated companies in the ordinary and usual course of business of the Subject Company and the Offeror for a term of three years, from 1 January 2005 to 31 December 2007. Under the Master Product and Service Agreement, products and services to be provided by the Offeror to the Subject Company include production materials such as crude oil, naphtha, pure benzene and fatty alcohol, and services such as production safety insurance funds,

Jilin A Share Tender Offer Report

lease of machinery and equipment, as well as other related and similar services as may be requested by the Subject Company from time to time. The products and services to be provided by the Subject Company to the Offeror include gasoline, diesel oil, petrochemical products, railway transport and wastewater treatment and such other related or similar products and services as may be requested by the Offeror from time to time.
     In addition, in consideration of the reasons for the Offers described in Section 4 “Structuring of the Offers” herein, the Offeror decides to proceed with the Offers to acquire the Subject Company.

Jilin A Share Tender Offer Report

Section 4 Structuring of the Offers
1.	Particulars of the Subject Company and the Shares to be Acquired in the Offers

Subject Company	:	Jilin Chemical Industrial Company Limited
Number of the Jilin A Shares proposed to be acquired in the Offers	:	200,000,000
Percentage of the Jilin A shares proposed to be acquired through the Offers in the total share capital of Jilin	:	5.62%
Number of the Jilin H Shares proposed to be acquired Percentage of the Jilin H shares proposed to be acquired through the Offers in the total share capital of Jilin	: :	964,778,000 27.09%
     The Offeror will make an offer to all of the holders of the A Shares and H Shares of Jilin.
2.	Purposes of the Offers
     The Offers aim to terminate the listing of Jilin for the purpose of resolving the competition between the Offeror and Jilin in the same industry, reducing and further standardizing the related-party transactions between the Offeror as the controlling shareholder of Jilin and Jilin itself.
3.	Reasons for the Offers
     The Offeror believes that as a result of the Offers Jilin will create many benefits to the Offeror’s shareholders in its operational, financial and organizational aspects as set forth below:
(1)	Streamlined Group Structure: the Offeror committed to streamline its corporate structure at the time of the offering and listing of its H Shares and this is the first step in achieving this important objective. The Offers are intended to further enhance the PetroChina Group’s corporate transparency and improve corporate efficiency and reduce the number of connected transactions.

Jilin A Share Tender Offer Report

(2)	Procurement/Product Distribution Efficiency: the Offeror supplies approximately 70% of Jilin’s crude oil requirements and purchases approximately the same percentage of refined petroleum products produced by Jilin. Consequently, the Offeror’s acquisition of Jilin is intended to create maximum efficiencies in both the sourcing of crude oil and other raw materials for Jilin and in the sale of Jilin’s refined products as the entire process can be fully integrated and optimized in the context of the Offeror’s group-wide procurement and sales process.

(3)	Management Efficiency: The successful completion of the Offer will simplify the ownership and management structure of the operations at Jilin and is expected to lead to organizational and management improvements.

(4)	Business Integration: The complete integration of Jilin’s business and operations into PetroChina is expected to deliver cost savings and help Jilin better leverage on PetroChina’s integrated upstream, midstream and downstream operations. Following the successful completion of the Offer, cost savings are expected to result from, among other things, the rationalization of management and corporate functions, the removal of processes and costs associated with Jilin’s current status and increased operational efficiencies. The Offeror will also be able to include Jilin in its overall domestic product optimization plans leading to increased operational efficiencies.

(5)	Capital Allocation: Consolidating the operations of Jilin within the PetroChina Group is intended to provide us the opportunity to derive full benefit across Jilin’s value chain and to better plan group-wide capital expenditure in order to optimise capital allocation across our whole asset base rather than on a more limited plant by plant basis.
4.	The Offer Considerations and the Calculation Basis
     As required by the Takeover Regulations of the CSRC, “the price offered by an offeror for the acquisition of each of the subject listed shares falling under a certain class of the subject company shall not be lower than the higher between the following two:
1.	the highest price paid by the offeror for purchasing each of the subject listed shares of the subject company within the six months prior to the relevant reminder announcement;
2.	90% of the arithmetic average of the daily volume-weighted average price for each of the subject listed shares of the subject company within the 30 trading days prior to such relevant reminder announcement.”

Jilin A Share Tender Offer Report

     During the six months prior to the date on which the applicable Summary of the Offer Report is publicly announced, the Offeror did not conduct any purchase or sale of any listed Jilin A Shares. The arithmetic average of the daily volume-weighted average price per Jilin A Share is RMB4.59 over the 30 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced and 90% of such arithmetic average of the daily volume-weighted average price per Jilin A Share is RMB4.13. Based on the foregoing, pursuant to Article 34 of the Takeover Regulations, the consideration offered by the Offeror for the acquisition of Jilin A Shares shall not be lower than RMB4.13 per Jilin A Share.
     Pursuant to the Codes on Takeovers and Mergers and Share Repurchases of the SFC, “In order to achieve comparability, this Rule 14 may require an offeror acquiring a particular class of shares to pay a price higher than the highest price paid by such offeror in the preceding 6 months for the purchase of shares of that class.”
     During the six months prior to the date on which the applicable Summary of the Offer Report, the Offeror did not conduct any purchase or sale of any listed Jilin H Shares either.
     Based on the above-referenced relevant provisions of both the PRC and Hong Kong regulatory authorities, the Offeror has determined the A Share Offer Consideration and the H Share Offer Consideration on the following bases: the A Share Offer Consideration and the H Share Offer Consideration should represent appropriate premiums over the average closing price of Jilin A Shares and the average closing price of Jilin H Shares, in each case, over the six months as of the publication of the applicable Summary of the Offer Report, and such premiums are comparable to each other.
     The Offeror intends to acquire listed Jilin A Shares at the A Share Consideration of RMB5.25 per Jilin A Share in the A Share Offer, which represents a premium of approximately 41.9% over the arithmetic average closing price of approximately RMB3.70 per Jilin A Share, which is based on the daily arithmetic closing prices over the six months prior to and including the date on which the applicable Summary of the Offer Report is publicly announced.
     The Offeror intends to acquire listed Jilin H Shares at the H Share Consideration of HK$2.80 per Jilin H Share in the H Share Offer, which represents a premium of approximately 41.4% over the average closing price of approximately HK$1.98 per Jilin H Share, which is based on the daily closing prices as quoted on the SEHK over the six months prior to and including the date on which the applicable Summary of the Offer Report is publicly announced.

Jilin A Share Tender Offer Report

     The Offeror will not increase the A Share Offer Consideration or the H Share Offer Consideration as set forth above, save in very exceptional circumstances and approved by the securities supervisory departments.
     The A Share Offer Consideration under the A Share Offer represents:
(i)	a premium of 27.12%, over the lowest price allowed for each Jilin A Share equal to RMB4.13;

(ii)	a premium of 6.92%, over the closing price of RMB4.91 per Jilin A Share on the last trading day for Jilin A Shares prior to the date on which the applicable Summary of the Offer Report;

(iii)	a premium of 8.92%, over the arithmetic average of RMB4.82 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 5 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced;

(iv)	a premium of 13.39%, over the arithmetic average of RMB4.63 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 10 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced;

(v)	a premium of 14.88%, over the arithmetic average of RMB4.57 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 20 days trading prior to the date on which the applicable Summary of the Offer Report is publicly announced;

(vi)	a premium of 14.38%, over the arithmetic average of RMB4.59 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 30 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced; and

(vii)	a premium of 24.11%, over the arithmetic average of RMB4.23 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 3 months prior to the the date on which the applicable Summary of the Offer Report is publicly announced.
     In addition, the H Share Offer Consideration of HK$2.80 per Jilin H Share under the H Share Offer represents a premium of approximately 15.5% over the closing price of HK$2.425 per Jilin H Share, as quoted on the SEHK on the last trading day for Jilin H Shares prior to the date on which the applicable Summary of the Offer Report is publicly announced; and a premium of approximately 17.3% over the daily volume weighted average price of HK$2.388 per share for Jilin H Shares, as quoted on the SEHK over the 30 trading days prior to and

Jilin A Share Tender Offer Report

including the last trading day for Jilin H Shares immediately before the date on which the applicable Summary of the Offer Report is publicly announced.
5. Aggregate of the Consideration for all of the Jilin A Shares in the A Share Offer and the Form of the Payment of A Share Consideration
     The consideration required for the acquisition of all of the Jilin A Shares in the A Share Offer in aggregate is RMB1.05 billion and will entirely be paid in cash.
6. Valid Term of the A Share Offer and Schedule
     In consideration of any impact that the forthcoming Spring Festival may have on the Offers, the term of the A Share Offer has been adjusted to 35 days, commencing from the first trading date for both the Jilin A Shares and the Jilin H Shares following the satisfaction of all of H Share Offer Conditions.
     As of the date on which this Offer Report is published, the A Share Offer has not become effective, thus holders of Jilin A Shares cannot declare their preliminary acceptance of the valid term of the A Share Offer. The date on which the commencement of the A Share Offer may occur at the earliest will be 9 January 2006. If all of the H Share Offer Conditions are satisfied on this date, the Offeror will publish a reminder announcement about the commencement of the valid term of the A Share Offer.
     Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term for the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that the H Share Offer Conditions may be satisfied ahead of the schedule. If all of the conditions to the H Share Offer are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the H Share Offer Conditions are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the one for the expiry of the valid term of the A Share Offer will be postponed accordingly. Therefore, we hereby strongly recommend investors to pay close attention to any and all of the announcements published by PetroChina as from 4 January 2006.
     The schedule for significant events in the A Share Offer is as follows:

16 November 2005
(Wednesday)	PetroChina to publish the full text of the Report on the Offer to Acquire Jilin Chemical Industrial Company Limited.

Jilin A Share Tender Offer Report

31 December 2005
(Saturday)	Jilin to convene the class meeting of the Jilin H Shareholders.

4 January 2006
(Wednesday)	Jilin to publicly announce within the mainland of PRC the resolutions adopted at the above class meeting of Jilin H Shareholders.

6 January 2006
(Friday)	If the A Share Offer Condition is satisfied on this date, PetroChina will publish the reminder announcement about the commencement of the valid term of the A Share Offer on the next trading day (i.e., 9 January 2006).

9 January 2006
(Monday)	The date on which the commencement of the A Share Offer may occur at the earliest. If all of the H Share Offer Conditions are satisfied on the preceding trading date (i.e., 6 January 2006), PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer on this date.

12 February 2006
(Friday)	The date on which the expiry of the valid term of the A Share Offer may occur at the earliest.

Notes: The valid term of the A Share Offer will be 35 days. Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term for the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that the H Share Offer Conditions may be satisfied ahead of the schedule. If all of the conditions to the H Share Offer are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the H Share Offer Conditions are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the one for the expiry of the valid term of the A Share Offer will be postponed accordingly.
7. Conditions to the Effectiveness of the Offers
     Upon the satisfaction of the H Share Offer Conditions, the A Share Offer shall become effective and the Jilin A Shares shall be delisted; if the H Share Offer Conditions are not satisfied, the A Share Offer shall be void as of the very beginning.
     The H Share Offer Conditions are as follows:
(1)	the passing of a resolution approving the voluntary withdrawal of the listing of H Shares from the SEHK at a class meeting of the shareholders of Jilin to be convened for this

Jilin A Share Tender Offer Report

purpose by the Jilin H shareholders, other than PetroChina and persons acting in concert with PetroChina, subject to (A) approval by at least 75% of the votes attaching to the H Shares held by persons other than PetroChina and persons acting in concert with PetroChina (the “Disinterested Shares”) that are cast either in person or by proxy and (B) the number of votes cast against the resolution being not more than 10% of the votes attaching to all Disinterested Shares; and
(2)	minimum valid acceptances of the H Share Offer being received in respect of not less than 66.67% of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs, carrying voting rights then exercisable at a general meeting of Jilin H shareholders.
The H Share Offer shall become effective upon the satisfaction of all of the above conditions and shall not become effective if any of the above conditions is not satisfied.
8. No Right of Compulsory Acquisition
     The Offeror has no rights under the laws of the PRC or the articles of association of Jilin to compulsorily acquire the Jilin A Shares and the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs that are not tendered for acceptance pursuant to the A Share Offer or the H Share Offer (as applicable). Accordingly, the Jilin A Shareholders are reminded that if they do not accept the A Share Offer and the H Share Offer or the A Share Offer (as applicable) subsequently becomes unconditional in all respects, and the Jilin H Shares, the Jilin ADSs and the Jilin A Shares are delisted from the SEHK, the NYSE and the SSE, respectively, this will result in such Jilin A Shareholders holding securities that are not listed or quoted on the SSE. The liquidity of and the convenience of the trading in any Jilin A Shares that are not tendered for acceptance pursuant to the A Share Offer will be seriously reduced compared with the same before. However, such Jilin A Shares not so tendered will be able to be sold to the Offeror, and the Offeror shall by itself or through a securities company designated by it purchase such Jilin A Shares, at the A Share Offer Consideration. Once the Offers become effective, the Offeror will make a separate announcement with respect to the specific processes and operational procedures for such further purchases (including but without limitation to formalities such as right confirmation, registration and the applicable verifications, which need to be dealt with by the shareholders themselves), prior to the delisting of the Subject Company.
9.	Methods and Procedures for Offerees to File Preliminary Acceptances of A Share Offer and Withdrawal of Their Acceptances

Jilin A Share Tender Offer Report

(1)	Acquisition Code: 990005

(2)	Price open for filed sale of Jilin A Shares: RMB5.25 per Jilin A Share

(3)	Limitation to the Number of Jilin A Shares Filed for Sale

The maximum number of Jilin A Shares which any investor may file for acceptance for A Share Offer shall be the total number of the Jilin A Shares held in its/his/her shareholder account and not frozen by any judicial authority. Any number of shares in excess of the above filed for acceptance shall be void. Any of the Jilin A Shares frozen by any judicial authority shall not be filed for acceptance in the A Share Offer.
(4)	Any holder of tradable Jilin A Shares who intends to apply for the preliminary acceptance of the A Share Offer or the withdrawal of such acceptance, shall, within the trading hours on each trading day during the valid term of the A Share Offer, conduct the relevant preliminary acceptance of the A Share Offer or the withdrawal of such acceptance through the business branch of the securities company who manages its/his/her A Shares under entrustment, and then such business branch of the securities company shall carry out the applicable filing process through the SSE trading system. With respect to the subject securities, the contents of a filing instruction shall include: code of the subject securities (in this case, meaning Jilin A Shares), SSE Member Seat Number of the issuer of the subject securities (in this case, meaning Jilin), account number of the subject securities (in this case, meaning Jilin A Shares), serial number of the relevant trading contract, number of the subject securities (in this case, meaning Jilin A Shares) and the Acquisition Code (in this case for A Share Offer).

During the valid term of the A Share Offer (including the period when the trading in Jilin A Shares is suspended), shareholders of Jilin can carry out the procedures for the filing of their preliminary acceptances to the A Share Offer or the withdrawal of such preliminary acceptances. An acceptance to the A Share Offer or a withdrawal of an acceptance, after being filed, may be withdrawn within the same day on which they are respectively filed.

(5)	Any Jilin A Shares filed for acceptance may be filed for sale on the same day. Any Jilin A Shares that fail to be traded will be counted as shares filed for acceptance. Where any holder of Jilin A Shares files for an entrusted non-trading disposal of any Jilin A Shares on the same day on which it/he/she files for an acceptance of such Jilin A Shares, the business entrusted by him in his filing will be handled on the basis of the following

Jilin A Share Tender Offer Report

sequence: first, pledge; then acceptance for offer and at last transfer of entrusted management.

(6)	An acceptance for A Share Offer or a withdrawal of an acceptance filed as above, shall come into effect on the trading day immediately after it is confirmed by the Depositary. The Depositary shall keep any Jilin A Shares filed for acceptance of A Share Offer under temporary custody and shall release any Jilin A Shares kept under its temporary custody immediately upon the acceptance in respect of such shares is withdrawn.

Any Jilin A Shares in respect of which the acceptance for A Share Offer has been confirmed by the Depository may not be subject to transfer of entrusted management or pledge.

(7)	Where during the valid term of the A Share Offer, any change occurs to the A Share Offer, the acceptances for A Share Offer previously filed shall become void, the Depositary shall automatically release the corresponding Jilin A Shares kept under its temporary custody; if any holder of Jilin A Shares accepts the A Share Offer so changed, it/he/she shall refile for the same.

(8)	Where there is another offer (the “Competitive Offer”) for the acquisition of Jilin A Shares that is competitive with the A Share Offer, any holder of Jilin A Shares who previously filed for acceptance of the A Share Offer shall, before filing for an acceptance of such Competitive Offer, withdraw its/his/her acceptance for the A Share Offer.

(9)	Where during the valid term of the A Share Offer, any of Jilin A Shares filed for acceptance of the A Share Offer become frozen by any judicial authority, the relevant securities company shall withdraw the acceptance in respect of such shares through the SSE trading system before assisting the freezing of such shares.

(10)	Before the commencement of the trading on each trading day during the valid term of the A Share Offer, the Offeror will disclose on the SSE’s Internet website certain information related to acceptances for A Share Offer and withdrawals of acceptance during the preceding trading day.

(11)	On the trading day immediately following the expiry of the valid term of the A Share Offer, the Offeror shall entrust Galaxy Securities to deposit in full the total consideration for the acquisition of Jilin A Shares including relevant taxes and charges into the Settlement Reserve Account with the Depositary, and then fax the Notice for the Transfer of the Tender Offer Performance Guarantee to the Consideration Delivery and Receipt

Jilin A Share Tender Offer Report

Department of the Depositary to notify it to transfer the A Share Performance Guarantee from the Settlement Reserve Account to the Securities Acquisition Consideration Settlement Account.
(12)	On the trading day immediately following the expiry of the valid term of the A Share Offer, the Offeror will apply to the SSE Legal Affairs Department for it to go through the procedures necessary for the confirmation of the transfer of A Shares by submitting the relevant materials. The SSE Legal Affairs Department shall, within two business days as of the expiry of the valid term of the A Share Offer complete the procedures necessary for the confirmation of the transfer of A Shares.

(13)	The Offeror will, within three business days as from the expiry of the valid term of the A Share Offer carry out the procedures necessary for A Share title transfer with the Depositary against the Share Transfer Confirmation issued by the SSE.

(14)	Within three business days as of the expiry of the valid term of A Share Offer, the Offeror, shall, following the completion of the procedures for the A Share title transfer and relevant funds settlement, publish the result of the Offers on Securities Times, China Securities Journal, Shanghai Securities News, Hong Kong Economic Times and South China Morning Post and commence the steps to delist Jilin A Shares.
10.	None of the Jilin Shares Held by the Offeror’s and Jilin’s Directors, Supervisors or Officers Can Be Filed for Acceptance of the Offers
     The Jilin Shares held by the Offeror’s and Jilin’s directors, supervisors or officers are currently locked up, and will remain to be locked up during the period from the date of the publication of this Offer Report to the expiry of the valid term of the A Share Offer or the H Share Offer (as applicable), and therefore cannot filed for acceptance of the Offers.
11.	The Securities Company that is entrusted by an offeree to handle relevant issues in its/his/her behalf in the A Share Offer such as acceptances of A Share Offer, withdrawal of acceptance, settlement and A Share title transfer registration
     An investor of Jilin A Shares shall implement its/his/her acceptances of A Share Offer, withdrawal of acceptances, settlement and A Share title transfer registration etc. through the business branch of the securities company which manages its/his/her A Shares under entrustment.
12.	Whether the Offers are intended to terminate the listing of the Subject Company

Jilin A Share Tender Offer Report

     The Offers are intended to delist Jilin.
13. Certain Effects of the Offers
     Completion of the Offers will terminate the interests in the equity interest held in Jilin by those Jilin shareholders who will file for acceptances of the Offers. Also as a result of the Offers, the shares owned by PetroChina in Jilin will increase from its current level, approximately 67.29% of the outstanding share capital, to a higher level caused by shares acquired through acceptance to the Offers. The H Share Offer is conditioned upon a minimum of 66.67% in nominal value of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs, being tendered in the H Share Offer.
     Upon the satisfaction of all of the H Share Offer Conditions, the A Share Offer shall become effective. Upon the Offers becoming or being declared unconditional in all aspects, the listings of the Jilin A Shares on the SSE, the Jilin H Shares on the SEHK and the Jilin ADSs on the NYSE will be terminated. The Offeror shall have no rights under the laws of the PRC or the Articles of Association of Jilin to compulsorily acquire the Jilin A Shares and the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs, that are not tendered for acceptance pursuant to the Offers. Accordingly, the Jilin A Shareholders, the Jilin H Shareholders and the Jilin ADS holders are hereby reminded that if they do not accept the Offers and the Offers subsequently become unconditional in all respects, and the Jilin A Shares, the Jilin H Shares and the Jilin ADSs are delisted from the SSE, the SEHK and the NYSE, respectively, the result will be that such Jilin A Shareholders, Jilin H Shareholders and Jilin ADS holders hold securities that are not listed or quoted on any stock exchange.
     The primary benefits of the Offers to Jilin include: because substantially all of its equity securities will be held by PetroChina, Jilin will enjoy certain efficiencies, such as a reduction of the time devoted by its management and many other employees to comply with the reporting requirements associated with the operation of a public company. Specifically, Jilin will no longer be subject to the SSE, SEHK and NYSE listing and reporting requirements.
     The primary benefits that may be provided through the Offers to those Jilin shareholders who will file for acceptance of the Offers include the following:
     • The A Share Offer Consideration and the H Share Offer Consideration represent premiums of approximately 6.9% and 15.5% over the closing trading prices of Jilin A Shares and

Jilin A Share Tender Offer Report

Jilin H Shares, respectively, on the SSE and the SEHK on 26 October 2005, the last trading day for Jilin shares prior to the announcement of the Offers; and
     • The avoidance of the risk associated with any decrease in the future earnings, growth or value of Jilin following the Offers.
     The primary detriments that may be caused by the Offers to those Jilin shareholders who will file for acceptance of the Offers include the following:
     • Jilin’s shareholders (other than PetroChina) will cease to have an interest in Jilin and therefore will no longer benefit from increases in the future earnings, growth or value of Jilin or payment of dividends on the Jilin shares, if any; and
     • The cash received from the acceptance to the H Share Offer and the A Share Offer will be a taxable subject under certain PRC, Hong Kong and U.S. tax regimes and may also be taxable upon under other applicable state, local, foreign and other tax laws. Each Jilin shareholder is recommended to consult his/her/its own PRC, Hong Kong and US tax advisors regarding tax-related particulars.
     An equity investment in Jilin following the H Share Offer and the A Share Offer will involve substantial risk resulting from the limited liquidity of such an investment. Nonetheless, if Jilin successfully carries out its business strategies, the value of PetroChina’s equity investment could be greater than the original cost due to the benefits accruing from increases in the future earnings, growth or value of Jilin or payment of dividends.
     The primary detriments that may be caused by the Offers to PetroChina include the following:
     • Following the Offers, there will be no market for the exchange of Jilin’s shares through public trading.
     • All of the risk of any decrease in the earnings, growth or value of Jilin following the Offers, which could be significant, will be borne by PetroChina.

Jilin A Share Tender Offer Report

Section 5 Particulars Concerning the Offeror’s Shareholding in and Trading in Shares of the Subject Company during the Six Months before the Submission of This Offer Report
1.	Particulars Regarding the Holding of and Trading in Shares by the Offeror
     As of the date of reporting, the Offeror holds 2,396,300,000 state-owned legal person shares in Jilin, representing 67.29% of the outstanding shares in Jilin, and there does not exist any right restriction, including but not limited to pledge and freezing, in respect of such shares.
     During the six months prior to the submission of this Offer Report, the Offeror does not trade in the listed and non-listed shares of the Subject Company.
2.	Particulars Regarding the Holding and Trade of Shares by the Directors, Supervisors, Executive Officers and Their Immediate Relatives
     As of the date of reporting, the non-executive director of the Offeror, Mr. Zou Haifeng, who is the Chair of the Supervisory Board of Jilin, holds 3,550 A shares in Jilin, which have been frozen. No changes occur to such shares during the six months prior to the date of reporting.
     In addition, as of the date of reporting, none of the directors, supervisors, executive officers and their respective immediate relatives either hold any A share in Jilin or trade in the A shares of Jilin during the six months prior to the date on which this Offer Report is submitted.
3.	Information Concerning All the Transaction by the Offeror in Respect of the Shares of the Subject Company
     The Offeror does not have any other arrangement with any other person in respect of the transfer, pledge, entrustment of exercising voting right or withdrawal of such entrustment of the shares held by the Offeror in the Subject Company.

Jilin A Share Tender Offer Report

Section 6 Resources of the Fund for Purchase of the A Shares
1. The funds required for the acceptance of A shares in the Offer are not directly or indirectly from Jilin and the third parties controlled by Jilin.

2. The funds required for the acceptance of A shares in the Offer are self-possessed fund.

3. The total amount of the funds required by PetroChina to purchase all of the Jilin A Shares is RMB1.05 billion. PetroChina has already deposited a performance guarantee in the amount of RMB 210 million representing 20% of the total funds required to purchase all of the Jilin A Shares into a bank account opened with the ICBC designated by the Depositary. According to the Certificate of Deposit issued by Beijing Branch of ICBC dated 28 October 2005, as of 27 October 2005, PetroChina has RMB 4 billion deposited with Di’anmen Subbranch of Beijing Branch of ICBC. The Company undertakes that RMB 840 million (representing 80% of the aggregate of the funds required to purchase all of the Jilin A Shares in the Offers) from the above RMB 4 billion deposit will be earmarked for the payment of the remaining consideration for the acquisition of all of the Jilin A Shares in the Offers and guarantees that no person shall have recourse to such amount.

Jilin A Share Tender Offer Report

Section 7 The Subsequent Plan for the Post-Tender-Offer
     The Offers were made on 16 November, 2005 by the Offeror, thus the conditions that the Offers must satisfy (i.e. the condition to terminate the listing) will still be determined pursuant to the Company Law which was adopted at the 5th session of the Standing Committee of the 8th National People’s Congress on 29 December 1993, and amended at the 13th session of the Standing Committee of the 9th National People’s Congress on 25 December 1999.
     If the conditions to each A Share Offer and H Share Offer are satisfied upon the expiry of the term of each A Share Offer and the H Share Offer, the Offeror will hold at least 85.35% of Jilin’s total share capital. Pursuant to the Company Law, Jilin’s equity structure will not qualify Jilin for a listed company and so Jilin will carry out relevant procedures for delisting Jilin A Shares.
     Upon the delisting of the A shares of the Subject Company, any Jilin A Shares that are not tendered for acceptance pursuant to the A Share Offer will not able to be traded on the SSE and the liquidity of and the convenience of the trading in such Jilin A Shares will be seriously reduced compared with the same before. However, such Jilin A Shares not so tendered will be able to be sold to the Offeror, and the Offeror shall by itself or through a securities company designated by it purchase such Jilin A Shares, at the A Share Offer Consideration. Once the Offers become effective, the Offeror will make a separate announcement with respect to the specific processes and operational procedures for such further purchase (including but without limitation to formalities such as right confirmation, registration and the applicable verifications, which need to be dealt with by the shareholders themselves), prior to the delisting of the Subject Company.
     The Offeror intends that Jilin shall, upon completion of the Offers, continue to carry on its current business of production of basic chemicals and chemical raw materials. In addition, the Offeror will conduct a review of the financial position and operations of Jilin in due course, with a view to strengthening its operations and future development. The Offeror does not currently have any plan for redeploying the principal business, assets, liabilities or organizational structure of Jilin and the Offeror does not have any intention to transfer, mortgage or pledge to any other persons any Jilin shares acquired under the Offers.
     The Offeror intends to have Jilin’s existing management continue to manage Jilin, and current Jilin employees continue to operate Jilin, after the completion of the Offers.

Jilin A Share Tender Offer Report

Section 8 Material Transactions between the Offeror and the Subject Company
1. Particulars Regarding the Transactions with Jilin and the Affiliates of Jilin
     The transactions between the Offeror and Jilin or the affiliates of Jilin are conducted pursuant to the relevant terms adopted by the interim shareholders’ general meetings of Jilin. The related party transactions are part of the regular production and operation of Jilin.
     The following table sets forth the information concerning the related party transactions, in which the value involved exceeds RMB 30 million or 5% of the latest audited NAV of Jilin, between the Offeror and Jilin and its affiliates during the twenty four months from July 2003 to June 2005:

Type of Related Party Transactions	Value (thousand RMB)
Purchasing crude oil	23,106,558
Purchasing raw materials	11,160,905
Selling gasoline	5,881,198
Selling diesel oil	15,777,956
Selling petrochemical products	19,816,210
Funds for the guarantee of production security	84,812
Leasing assets including machinery and equipments	45,868
     Within the twenty four months before the date of reporting, no transaction with the aggregate value exceeding RMB 30 million or 5% of the latest audited NAV of Jilin between the directors, supervisors and executive officers of the Offeror and Jilin or its affiliates occurred.
2.	Particulars Regarding the Transactions with the Directors, Supervisors and Executive Officers of Jilin
     Within the twenty-four months before the date of reporting, no transaction with the aggregate value exceeding RMB 50,000 between the Offeror or its directors, supervisors and executive officers and the directors, supervisors or executive officers of Jilin occurred.

Jilin A Share Tender Offer Report

3.	Arrangements on the compensation to the directors, supervisors and executive officers of Jilin
     The Offeror will arrange the personnel in accordance with the principle of stabilizing the operation. Within the twenty-four months before the date of reporting, the Offeror and its directors, supervisors and executive officers had not made any compensation to the directors, supervisors or executive officers of Jilin who will be replaced or will be keeping on holding their current positions, or had made other similar arrangements.
4.	Other Contracts, Covenants or Arrangements Having Material Effect on Jilin
     Within the twenty-four months before the date of reporting, the Offeror and any of its directors, supervisors and officers did not have any contracts, understandings or arrangements that may have any material effect on Jilin or are currently still under execution or negotiation.

Jilin A Share Tender Offer Report

Section 9 Reports Issued by Professional Agencies
1.	Names of the Professional Agencies Participating in the A Share Offer

Financial	:	China Galaxy Securities Co., Ltd.
Advisor
Address	:	Tower C, Corporate Square, No. 35 Finance Street, Xicheng District, Beijing
Contact	:	Zhu Jie, Wang Dayong
Person
Telephone	:	(010) 6656 8888

Legal	:	King &Wood
counsel
Address	:	31st Floor, Tower A Jianwai SOHO, 39 Dongsanhuan Zhonglu, Chaoyan District, Beijing, PRC

Contacts	:	Zhou Ning
Telephone	:	(010) 5878 5588
2.	The Affiliation between the Professional Agencies and the Offeror, the Subject Company and the Offers and the Particulars regarding Such Affiliation
     There does not exist any affiliation between the professional agencies and the Offeror, the Subject Company and the Offers.
3.	The Opinion Regarding the A Share Offer Given by the Financial Advisor Retained by the Offeror
     Pursuant to the general accepted industrial practice and professional ethics, after conducting careful due inquiry, we came to the following conclusion: at present, PetroChina has abundant assets; its financial status is stable; the structure of its debt is reasonable and the quality of it is fine; its main operation has rather strong earning capacity; the company has maintained a good commercial and credit reputation for a long time, and it has made appropriate fund arrangement for the performance of its obligation under the A Share Offer; PetroChina has paid into the account designated by the Depository Company RMB 210 million (not less than 20% the total monetary amount of the consideration) as the performance guarantee; and PetroChina has deposited the remaining RMB 840 million for the performance of the A Share Offer (80% of the

Jilin A Share Tender Offer Report

total monetary amount of the consideration) into the relevant bank and undertakes that the abovementioned fund will be earmarked for the purpose of performing the A Share Offer. Based on the above analysis and arrangement, we concluded that the Offeror has the capacity to perform the A Share Offer in accordance with the conditions under the A Share Offer and to pay for the accepted A shares in the A Share Offer in cash, and is able to perform the obligation under the A Share Offer.
4. The Opinion Given by the Legal Counsel Retained by the Offeror
     King & Wood believes that this Offer Report is true, accurate and complete; and there does not exist any false record, misleading statement or gross omission in this Offer Report, and is in compliance with the provisions of the relevant laws and regulations such as the Takeover Regulations and the No. 17 Rule.

Jilin A Share Tender Offer Report

Section 10 Financial Materials
     The Company is a listed company. The H shares and ADS issued by the Company were listed on the SEHK and NYSE on 7 April 2000 and 6 April 2000 respectively.
     The Annual Report 2004 of the Company was published on the website of the Company (http://www.petrochina.com.cn) and the website of SSE (http://www.hkex.com.hk) on 4 April 2005.
     The Annual Report 2003 of the Company was published on the website of the Company (http://www.petrochina.com.cn) and the website of SSE (http://www.hkex.com.hk) on 19 April 2004.
     The Annual Report 2002 of the Company was published on the website of the Company (http://www.petrochina.com.cn) and the website of SSE (http://www.hkex.com.hk) on 25 April 2003.

Jilin A Share Tender Offer Report

Section 11 Other Material Matters
1.	The Offeror does not adopt or proposes to adopt any action which may have material impact on the Offers, and there also does not exist any fact having material impact on the Offers.
2.	The Offeror does not have any other information which must be disclosed for the avoidance of misunderstanding of this Offer Report.
3.	The Offeror does not have any other information which may have material influence on the shareholders of the Subject Company as to the acceptance of the Offers.
4.	The Offeror does not have any other information which, according to the provisions of CSRC and SSE, must be disclosed but failed to be so disclosed by the Offeror.

Jilin A Share Tender Offer Report

Statement of the Offeror and its Legal Representative (or Responsible Officer)
     The organization I am acting on behalf of and I, Jiang Jiemin, have taken prudent and reasonable measures to conduct a detailed examination on the matters involved in this Offer Report, and confirm that this Offer Report is true, accurate and complete. The organization I am acting on behalf and I shall assume several and joint legal liability in respect of the statement we make herein.
                    PetroChina Company Limited
Legal Representative (principal officer): Jiang Jiemin

                    Date: 28 October 2005

Jilin A Share Tender Offer Report

Statement of the Financial Advisor and its Legal Representative with Respect to A Share Offer
     The organization I am acting on behalf of and I, Zhu Li have conducted due diligence in accordance with the working procedures stipulated in the practice rules. Through prudent investigation, the organization I am acting on behalf of and I hereby confirm that the Offeror has the capacity of performing the A Share Offer in accordance with the conditions provided therein. We will assume the corresponding legal liability to the statement we made hereunder.
China Galaxy Securities Co., Ltd.
Legal Representative: Zhu Li

28 October 2005

Jilin A Share Tender Offer Report

Statement of the Legal Counsel and the Signing Lawyer
     The organization on whose behalf we are acting and we, Bai Yanchun and Zhou Ning, have performed our diligent obligation in the examination and verification of this Report on the Offer to Acquire A Shares of Jilin Industrial Co., Ltd. (this “ Offer Report”). Through examination and verification, we did not find any false record, misleading statement or gross omission in this Offer Report. We will assume the corresponding obligation to the statement we make herein.
King & Wood
Attorney: Bai Yanchun, Zhou Ning

28 October 2005

Jilin A Share Tender Offer Report

Section 12 Documents for Reference
1.	Financial Advisor Report regarding A Share Offer issued by China Galaxy Securities Co., Ltd.

2.	Letter of Legal Opinion issued by King & Wood

3.	Business license and tax registration certificate of PetroChina

4.	Name list of the directors, supervisors, executive officers of PetroChina and their respective immediate relatives and the documents concerning the identification certificates of the above persons

5.	Resolutions in respect of the Offers adopted by board of directors of the Offeror and other relevant resolutions

6.	Accounting reports and the audit reports thereon of the Offeror during the recent three years

7.	Statements and undertakings of PetroChina with regard to the funds for the acceptance of the A shares in the Offer

8.	The agreements and contracts entered into by the Offeror and Jilin or the affiliates of Jilin with respect to the transactions occurred within the twenty-four months before the date of reporting; the agreements and contracts which have been entered into but have not been performed, or other cooperation intention which is being under negotiation, between the Offeror and Jilin or the affiliates of Jilin

9.	The name list of the Offeror (including its controlling persons) and its affiliates, their senior officers (or principal responsible person) and the immediate relatives of the above persons, and descriptions and relevant certificates regarding to their holding or trading of the shares of Jilin during the six months before the filing of this Offer Report;

10.	The holding or trading of the shares of Jilin by the PRC domestic professional agencies and the relevant persons retained by the Offeror six months before the filing of this Offer Report

11.	The deposit certificate proving that the Offeror has deposited the performance guarantee into the designated commercial bank

12.	Deposit certificate issued by the Industrial and Commercial Bank of China

13.	Relevant documents relating to the H Share Offer

Jilin A Share Tender Offer Report

14.	Relevant documents filed with the SEC

Jilin A Share Tender Offer Report

Section 13 Place Where Documents for Reference Are Kept

Name of the Entity	:	PetroChina Company Limited

Contact Person	:	Wang Jing

Telephone	:	010–84886924

Fax	:	010–84886710

Address	:	World Tower, 16 Andelu Dongcheng District, Beijing

Zip Code	:	100011

Exhibit 2
China Galaxy Securities Co., Ltd.
Financial Advisory Report
On
The Offer of
PetroChina Company Limited
To Acquire A Shares of
Jilin Chemical Industrial Company Limited
October 2005

Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

1. Interpretations
Unless otherwise stated, the following terms shall have the meanings set forth below:

the “Offeror”, “PetroChina”	:	means PetroChina Company Limited
the “Subject Company” or “Jilin”	:	means Jilin Chemical Industrial Company Limited
the “A Shares”	:	means the domestic invested shares listed in Mainland China
the “H Shares”	:	means the overseas listed foreign invested shares
the “ADSs”	:	means the American Depositary Shares
the “Offers”	:	means the offers made by the Company to all the shareholders (including A share holders and H share holders) of Jilin other than the Company itself for the acquisition of the shares of Jilin held by them
the “A Share Offer”	:	means the offer made by the Company to the holders of Jilin A Shares for the acquisition of the Jilin A Shares held by them
“CNPC”	:	means China National Petroleum Corporation
“SASAC”	:	means the State-owned Assets Supervision and Administration Commission of the State Council
“CSRC”	:	means the China Securities Regulatory Commission
“SSE”	:	means the Shenzhen Stock Exchange
the “Depositary”	:	means the Shenzhen Branch of China Securities Depository & Clearing Corporation Limited
“Galaxy Securities”	:	means China Galaxy Securities Co., Ltd.
“RMB”	:	means RMB Yuan
Introduction
Pursuant to the “Resolutions of the Interim Meeting of the Board of PetroChina Company Limited Adopted on 26 October, 2005 ‘Approving the Proposal Regarding the Company’s Application for Restructuring the Listed Subsidiaries Through General Offer and Authorizing the Special Committee of the Board to Handle Relevant Matters’” and the “Resolutions of the Special Committee of the Board of PetroChina Company Limited Adopted on 28 October, 2005 Approving the Company’s Commencement of the Restructuring of the Listed Subsidiaries Through General Offer”, the Company has decided to acquire the domestic invested shares listed in mainland China and overseas listed foreign invested shares (including ADSs) of Jilin through a general offer.
Galaxy Securities has been retained by PetroChina to work as the financial advisor (“we”) for this A Share Offer and provide the financial advisory opinion. In accordance with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, The Measures for Administration of Takeover of Listed Companies (the “Takeover Regulations”) and relevant laws and regulatory documents, in line with the industry’s generally accepted professional and ethical standards, in the spirit of integrity and due diligence, and based on the careful

1

Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

investigation of related materials and full understanding of this A Share Offer, we hereby issued this financial advisory opinion on the actual capability to perform the offer for the reference of the general investors and related parties.
Statement
We hereby made the following statements:
1. There is no connection whatsoever existing between the financial advisor, the Offeror, Subject Company and the A Share Offer.
2. The related materials that we referred to have all been provided by PetroChina. PetroChina has undertaken to the financial advisor that all documents and materials it provides are true, accurate, complete, in time and free of any major omission, false record or misleading statement, and that it will be accountable for the trueness, accuracy, integrity, and timeliness.
3. We remind investors that this financial advisory report does not constitute any investment proposal to the related parties of this A Share Offer and their affiliated companies and we are not responsible for any risk arising out of any investment decision made by investors according to this Financial Advisory Report.
4. The scope of our work does not include any comment on the commercial feasibility of this A Share Offer, which should be the responsibility of the Board of PetroChina. The purpose of this financial advisory report is to evaluate and issue opinion on the capability of PetroChina to actually perform the offer.
5. We have not assigned or authorized any other institution or person to provide information not contained in this financial advisory report or to give any explanation or illustration on this report.
6. We especially remind investors to carefully read related public notices issued by all the parties in the Offers.
Basic Particulars of the Offeror
(I)	Basic Particulars of the Offeror:

English name of the Offeror: PetroChina Company Limited

Residence : World Tower 16 Andelu Dongcheng District, Beijing

Legal representative : Chen Geng

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

Registered capital: RMB175,824,176,000 Type of enterprise: joint stock company with limited liabilities (listed)

Scope of business: the exploration, production and sale of oil and natural gas; oil refining, the production and sale of petrochemical and chemical products; the operation of oil and natural gas pipelines; the research and development of oil exploration and production technology and petrochemical technology; the sale of materials, equipment and machinery required for the production of oil, natural gas and petrochemical products and for the construction of pipelines; the import and export of crude oil and refined products; the import and export of various types of commodities and technologies (other than those commodities and technologies the operation thereof by the Company is restricted by the State or the import and export thereof is prohibited by the State) on its own account and as an agent; the processing of imported materials and the conducting of “processing of supplied materials, assembly of supplied parts, processing of supplied samples and compensatory trade”; counter trade and entrepot trade; the exploration, development and production of oil under production sharing contracts and projects which have been assigned to the Company by China National Petroleum Corporation.

PetroChina is listed on both the Hong Kong Stock Exchange (SEHK) and the New York Stock Exchange (NYSE). Its H shares were initially listed on SEHK (listing code: 857) on 7 April 2000 and its ADSs were initially listed on NYSE (Code: PTR) on 6 April 2000. Currently, CNPC holds 157,922,077,818 shares of PetroChina, representing 88.21% of its total share capital; 21,098,900,000 overseas listed foreign shares, representing 11.79% of its total share capital.

(II)	Share Holding Structure of the Offeror
(III)	Information Related to the Ultimate Controller of the Offeror

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

Name : China National Petroleum Corporation

Residence : Liupukang, Xicheng District, Beijing

Registered capital : RMB 114,900,000,000

Legal representative : Chen Geng

Type of enterprise: state owned enterprise

The business scope of CNPC is as follows: Organizing and operating the exploration, development, production, construction of facilities for, processing and comprehensive utilization of the onshore oil, natural gas and mineral resources associated with oil and gas and encountered during drilling, manufacturing of specialized oil machinery; organizing the storage and transport of the above products and byproducts; selling products manufactured by the companies within CNPC organization according to relevant stipulations of the State; organizing the supply and sale of the materials, equipment and tools for production of oil and natural gas and construction of related facilities; development and research and promotion of new products, new techniques, new technologies and new equipment for oil exploration, development, production and related facilities construction; cooperative exploration and development of oil and gas both within and outside of China, economic and technological cooperation with both domestic and foreign parties and providing contracted services of oil construction projects to foreign parties, import of foreign technologies and equipment, export of equipment and technology manufactured and developed by companies within the CNPC organization, negotiations with foreign parties about introduction and utilization of foreign investment and execution of related contracts.

China National Petroleum Corporation (“CNPC”) was established in July 1998 on the basis of its predecessor known as China Petroleum and Natural Gas Company. It is subject to the control of SASAC. CNPC is an investment entity authorized by the State.

(IV)	Basic Information Regarding the Principal Affiliates of the Offeror
1.	Liaohe Jinma Oilfield Company Limited (“Liaohe Oilfield”)

Legal Address: Zhenxing Jie, Longtai District, Panjin, Liaoning Province

Registered Capital: RMB 1.1 billion

Legal Representative: Xie, Wenyan

Type of Business: Joint Stock Limited Company

The business scope of Liaohe Oilfield is as follows:

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

Business scope of the company includes exploration and processing of petroleum and natural gas, transportation and sale of processed oil (operated with license), machinery and electronic products (excluding cars), electronic products, sale of metal materials, machinery processing, development and services in respect of the high-tech of petroleum and natural gas.

Approved by the State Commission for Structural Reform (“SCSR”) with the “Approval Reply on Consenting to the Establishment of Liaohe Jinma Oilfield Company Limited” (Ti Gai Sheng [1997] No. 148), Liaohe Petroleum Exploration Bureau set up Liaohe Oilfield as its sole promoter by means of share offering. Liaohe Oilfield was registered with the Administration of Commerce and Industry of Liaoning province, and was granted the corporate business license after registration. Approved by the CSRC, on 16 April, 1998, Liaohe Oilfield made its IPO of 200 million common shares, which are all domestic shares denominated in RMB and were listed on the SSE on 28 May, 1998. The Title Abbreviation is “Liaohe Youtian”, and the Listing Code is “000817”.

As of the issuance of this Report, the Offeror held 900 million state-owned legal person shares in Liaohe Oilfield, representing 81.82% of the share capital of Liaohe Oilfield, and accordingly is the controlling shareholder of Liaohe Oilfield.

2.	Jinzhou PetroChemical Co., Ltd. (Jinzhou PetroChemical)

Legal Address: No. 2 Chongqin Road Guta District, Jinzhou City Liaoning Province, PRC.

Registered Capital: RMB 787,500,000

Type of Business: Joint Stock Limited Company

Business Scope: petrochemical products and coking products; organic chemicals and catalyst, adhesive products, high polymer, etc.

Approved by SCSR with the approval reply numbered [1997] No. 90, Jinzhou PetroChemical was set up by means of share offering. Jinzhou PetroChemical was registered with the Administration of Industry and Commerce of Liaoning Province and was granted the corporate business license. Approved by CSRC with the approval reply numbered Zheng Jian Fa Zi [1997] No. 403 and No. 404, Jinzhou PetroChemical made its IPO by issuing 100 million common shares denominated in RMB, the total of which are domestic shares issued for the domestic investors, including 10 million domestic shares subscribed in RMB by the employees of Jinzhou PetroChemical (“Employee Shares”). The 90

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

million public shares and 10 million Employee Shares were respectively listed on SSE on 15 September 1997 and 15 March 1998, the Title Abbreviation of which is “Jinzhou Shi Hua”. The Listing Code of which is “000763”.

As of the date of the issuance of the Report, PetroChina held 637,500,000 state-owned legal person shares in Jinzhou PetroChemical, representing 80.95% of the total share capital of Jinzhou PetroChemical, and accordingly is the controlling shareholder of Jinzhou PetroChemica.

3.	Daqing Oilfield Company Limited

Daqing Oilfield Company Limited is a subsidiary wholly owned by the Company, the registered capital of which is RMB 47.5 billion and the business scope of which includes exploitation, production and sale of petroleum and natural gas, and production and sale of oil refinery products.

4.	Daqing Yushulin Oilfield Development Company Limited (“Yushulin Oilfield”)

Yushulin Oilfield is a subsidiary controlled by the Company, which holds 88.16% of the shares in Yushulin Oilfield. The registered capital of Yushulin Oilfield is RMB 1,272,000,000, and its business scope includes the exploitation and production of crude oil and natural gas.
(V)	Relationship between the Offeror and the Subject Company

As of the date of the issuance of the Report, PetroChina held 2,396,300,000 state-owned legal person shares of Jilin, accounting for 67.29% of its total share capital, and accordingly is the controlling shareholder of Jilin.

(VI)	Penalty the Offeror was Imposed on In the Last Five Years

Since November 1999, PetroChina has neither been imposed on any administrative (other than those obviously not related to the securities market) or criminal penalty, nor involved in any material civil or arbitral proceedings in relation to economic dispute.

(VII)	Directors, Supervisors and Executive Officers of the Offeror

1. The brief information regarding the directors, supervisors and executive officers of the Offeror as of the date of report is as follows:

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

Permanent
Position	Name	Nationality	Residence
Chairman of the board of directors	Chen Geng	Chinese	Beijing

Vice Chairman, President	Jiang Jiemin	Chinese	Beijing

Vice Chairman	Ren Chuanjun	Chinese	Beijing

Director, Senior Deputy President	Su Shulin	Chinese	Beijing

Director, Deputy President	Duan Wende	Chinese	Beijing

Director, Deputy President	Wang Fucheng	Chinese	Beijing

Director	Zheng Hu	Chinese	Beijing

Director	Zhou Jiping	Chinese	Beijing

Director	Gong Huazhang	Chinese	Beijing

Director	Zou Haifeng	Chinese	Jilin City

Independent Director	Chee-Chen Tung	British national (Overseas) (Hong Kong resident)	Hong Kong

Independent Director	Liu Hongru	Chinese	Beijing

Independent Director	Franco Bernabè	Italian	Rome

Board Secretary	Li Huaiqi	Chinese	Beijing

Chairman of the supervisory committee	Li Kecheng	Chinese	Beijing

Supervisor	Wen Qingshan	Chinese	Beijing

Supervisor	Sun Xianfeng	Chinese	Beijing

Supervisor	Xu Fengli	Chinese	Beijing

Supervisor	Sun Chongren	Chinese	Panjin City

Independent Supervisor	Zhang Youcai	Chinese	Beijing

Independent Supervisor	Wu Zhipan	Chinese	Beijing

Chief Financial Officer	Wang Guoliang	Chinese	Beijing

Deputy President	Liu Baohe	Chinese	Beijing

Chief Geologist	Jia Chengzao	Chinese	Beijing
2. Except for two of the independent directors of the Offeror, i.e., Chee-Chen Tung and Franco Bernabè, none of the persons mentioned above has right for residence in any other country or state other than mainland China.
3. In the past five years, the above-mentioned persons had not been imposed on any administrative penalty (not taking into consideration of those obviously irrelevant with the securities market) or criminal penalty, or involved in any material civil proceedings or arbitrations in relation to economic disputes.

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

4. Change of board of directors and board of supervisors
          On 20 September 2005, Mr. Wang Fucheng resigned from the position of a director of the Offeror in order to take office as a supervisor of the Offeror. On 18 November 2005, the terms of office of two directors, Mr. Ren Chuanjun and Mr. Zou Haifeng, and three supervisors, Mr. Li Kecheng, Mr. Zhang Youcai and Mr. Sun Chongren, will expire, upon which these gentlemen will leave their current positions accordingly.
          At the interim shareholders’ general meeting of the Offeror held on 8 November 2005, Mr. Su Shulin, Mr. Gong Huazhang, Mr. Chee-Chen Tung and Mr. Liu Hongru were re-elected to the board of directors of the Offeror, Mr. Wang Yilin, Mr. Zeng Yukang and Mr. Jiang Fan were elected to the board of directors of the Offeror, Mr. Wen Qingshan and Mr. Wu Zhipan were re-elected as supervisors of the Offeror and Mr. Wang Fucheng and Mr. Li Yongwu were elected as supervisors of the Offeror. In addition, beginning from November 2005, Mr. Qin Gang, as an employee representative of the Offeror, will act as a supervisor of the Offeror.
     Pursuant to the document of the Supervisory Board of the Offeror (Jian Jue Zi [2005] No. 1) dated as of 15 November 2005, Mr. Wang Fucheng was elected as chairman of the Supervisory Board of the Offeror for the third term.
(VIII)	Brief Introduction Regarding the Holding or Control of 5% of Outstanding Shares by the Offeror in Other Listed Companies

As of the date of the issuance of the Report, the Offeror held 900 million state-owned legal person shares in Liaohe Oilfield, representing 81.82% of the share capital of Liaohe Oilfield, and accordingly is the controlling shareholder of Liaohe Oilfield; in addition, the Offeror held 637,500,000 state-owned legal person shares in Jinzhou Petrochemical, representing 80.95% of the share capital of Jinzhou Petrochemical, and accordingly is the controlling shareholder of Jinzhou Petrochemical.
Particulars of this A Share Offer
(IX)	Particulars of the Subject Company and the Shares to be Acquired in the Offers

Subject Company: Jilin Chemical Industrial Company Limited

Number of the Jilin A Shares proposed to be acquired in the Offers: 200,000,000

Percentage of the Jilin A shares proposed to be acquired through the Offers in the total share capital of Jilin: 5.62%

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

Number of the Jilin H Shares proposed to be acquired: 964,778,000

Percentage of the Jilin H shares proposed to be acquired through the Offers in the total share capital of Jilin: 27.09%

(X)	Purposes of the Offers

The A Share Offer and the H Share Offer made by PetroChina to holders of Jilin A Shares and Jilin H Shares respectively are both intended to terminate the listing status of Jilin, in order to solve the horizontal competition issue between PetroChina and Jilin, reduce and standardize the affiliated trade between Jilin and PetroChina as its controlling shareholder.
(III)	The Consideration Offered for Each Jilin A Share in the A Share Offer and the Calculation Basis Thereof

As required by the Takeover Regulations of the CSRC, “the price offered by an offeror for the acquisition of each of the subject listed shares falling under a certain class of the subject company shall not be lower than the higher between the following two:
1.	the highest price paid by the offeror for purchasing each of the subject listed shares of the subject company within the six months prior to the relevant reminder announcement;

2.	90% of the arithmetic average of the daily volume-weighted average price for each of the subject listed shares of the subject company within the 30 trading days prior to such relevant reminder announcement.”
During the six months prior to the date on which the Summary of the Offer Report is published, the Offeror did not conduct any purchase or sale of any listed Jilin A Shares. The arithmetic average of the daily volume-weighted average price per Jilin A Share is RMB4.59 over the 30 trading days prior to the Announcement Date and 90% of such arithmetic average of the daily volume-weighted average price per Jilin A Share is RMB4.13. Based on the foregoing, pursuant to Article 34 of the Takeover Regulations, the consideration offered by the Offeror for the acquisition of Jilin A Shares shall not be lower than RMB4.13 per Jilin A Share.
Pursuant to the Codes on Takeovers and Mergers and Share Repurchases of the SFC, “In order to achieve comparability, this Rule 14 may require an offeror acquiring a particular class of shares to pay a price higher than the highest price paid by such offeror in the preceding 6 months for the purchase of shares of that class.”

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

During the six months prior to the date on which the Summary of the Offer Report is published, the Offeror did not conduct any purchase or sale of any listed Jilin H Shares either.
Based on the above-referenced relevant provisions of both the PRC and Hong Kong regulatory authorities, the Offeror has determined the consideration offered for each Jilin A Share (the “A Share Offer Consideration”) and the consideration offered for each Jilin H Share (the “H Share Offer Consideration”) under the Offers on the following bases: the A Share Offer Consideration and the H Share Offer Consideration should represent appropriate premiums over the average closing price of Jilin A Shares and the average closing price of Jilin H Shares, in each case, over the six months as of the publication of the applicable Summary of the Offer Report, and such premiums should be comparable to each other.
The Offeror intends to acquire listed Jilin A Shares at the A Share Consideration of RMB5.25 per Jilin A Share in the A Share Offer, which represents a premium of approximately 41.9% over the arithmetic average closing price of approximately RMB3.70 per Jilin A Share, which is based on the daily arithmetic closing prices over the six months prior to and including the date on which the applicable Summary of the Offer Report is publicly announced.
The Offeror intends to acquire listed Jilin H Shares for a consideration of HK$2.80 per Jilin H Share (the “H Share Offer Consideration”) in the H Share Offer, which represents a premium of approximately 41.4% over the average closing price of approximately HK$1.98 per Jilin H Share, which is based on the daily closing prices as quoted on the SEHK over the six months prior to and including the date on which the applicable Summary of the Offer Report is publicly announced.
The A Share Offer Consideration under the A Share Offer represents:
(i)	a premium of 27.12%, over the lowest price allowed for each Jilin A Share equal to RMB4.13;
(ii)	a premium of 6.92%, over the closing price of RMB4.91 per Jilin A Share on the last trading day for Jilin A Shares prior to the date on which the applicable Summary of the Offer Report is publicly announced;

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

(iii)	a premium of 8.92%, over the arithmetic average of RMB4.82 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 5 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced;
(iv)	a premium of 13.39%, over the arithmetic average of RMB4.63 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 10 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced;
(v)	a premium of 14.88%, over the arithmetic average of RMB4.57 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 20 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced;
(vi)	a premium of 14.38%, over the arithmetic average of RMB4.59 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 30 trading days prior to the date on which the applicable Summary of the Offer Report is publicly announced; and
(vii)	a premium of 24.11%, over the arithmetic average of RMB4.23 per Jilin A Share of the daily arithmetic average closing price for Jilin A Shares over the 3 months prior to the date on which the applicable Summary of the Offer Report is publicly announced.
(IV)	Aggregate of the Consideration for all of the Jilin A Shares in the A Share Offer and the Form of the Payment of A Share Consideration

The Offeror intends to acquire listed Jilin A Shares for a consideration of RMB1.05 billion, all of which will be paid in cash. Upon the expiration of the term of the Offer, once the A Share Offer Condition is satisfied, after completing the confirmation procedure of share transfer, PetroChina will transfer the cash for the A Share Offer on time and in full to the account of the Depositary and request the Depositary to complete the transfer of the preliminary accepted shares from the shareholders and the settlement procedure.

(V)	Valid Term of the A Share Offer

The term of the A Share Offer has been set at 35 days, commencing from the first trading date for both the Jilin A Shares and the Jilin H Shares following the satisfaction of all of H Share Offer Conditions.

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

As of the date on which this Offer Report is published, the A Share Offer has not become effective, thus holders of Jilin A Shares cannot declare their preliminary acceptance of the valid term of the A Share Offer. The date on which the commencement of the A Share Offer may occur at the earliest will be 9 January 2006. If all of the H Share Offer Conditions are satisfied on such date, the Offeror will publish a reminder announcement about the commencement of the valid term of the A Share Offer.
Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term for the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that the H Share Offer Conditions may be satisfied ahead of the schedule. If all of the conditions to the H Share Offer are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the H Share Offer Conditions are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the one for the expiry of the valid term of the A Share Offer will be postponed accordingly. Therefore, we hereby strongly recommend investors to pay close attention to any and all of the announcements published by PetroChina as from 4 January 2006.
The schedule for significant events in the A Share Offer is as follows:

16 November 2005 (Wednesday)	PetroChina to publish the full text of the Report on the Offer to Acquire Jilin Chemical Industrial Company Limited.

31 December 2005 (Saturday)	Jilin to convene the class meeting of the Jilin H Shareholders.

4 January 2006 (Wednesday)	Jilin to publicly announce within the mainland of PRC the resolutions adopted at the above class meeting of Jilin H Shareholders.

6 January 2006 (Friday)	If the A Share Offer Condition is satisfied on this date, PetroChina will publish the reminder announcement about the commencement of the valid term of the A Share Offer on the next trading day (i.e., 9 January 2006).

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

9 January 2006 (Monday)	The date on which the commencement of the A Share Offer may occur at the earliest. If all of the H Share Offer Conditions are satisfied on the preceding trading date (i.e., 6 January 2006), PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer on this date.

12 February 2006 (Friday)	The date on which the expiry of the valid term of the A Share Offer may occur at the earliest.
Notes: The valid term of the A Share Offer will be 35 days. Based on our reasonable judgment, it is unlikely that the date for the commencement of the valid term for the A Share Offer will be earlier than 9 January 2006. However, we cannot exclude the possibility that the H Share Offer Conditions may be satisfied ahead of the schedule. If all of the conditions to the H Share Offer are satisfied ahead of the schedule, PetroChina will publish a reminder announcement about the commencement of the valid term of the A Share Offer ahead of the schedule accordingly. If the date on which all of the H Share Offer Conditions are satisfied is postponed, both the date for the commencement of the valid term of the A Share Offer and the one for the expiry of the valid term of the A Share Offer will be postponed accordingly.
(VI)	Condition to the Effectiveness of A Share Offer

Upon the satisfaction of the H Share Offer Condition, the A Share Offer shall become effective and the Jilin A Shares shall be delisted; if the H Share Offer Condition is not satisfied, the A Share Offer shall be void as of the very beginning.

The H Share Offer is subject to the following conditions:

(1)	the passing of a resolution approving the voluntary withdrawal of the listing of H Shares from the SEHK at a class meeting of the shareholders of Jilin to be convened for this purpose by the Jilin H shareholders, other than PetroChina and persons acting in concert with PetroChina, subject to (A) approval by at least 75% of the votes attaching to the H Shares held by persons other than PetroChina and persons acting in concert with PetroChina (the “Disinterested Shares”) that are cast either in person or by proxy and (B) the number of votes cast against the resolution being not more than 10% of the votes attaching to all Disinterested Shares; and

(2)	minimum valid acceptances of the H Share Offer being received in respect of not less than 66.7% of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs, carrying voting rights then exercisable at a general meeting of Jilin H shareholders.

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

VI.	Evaluation on the Actual Capability of the Offeror to Perform the Offer
(I)	Financial Position and Profitability of the Offeror

Key Financial Indicators of PetroChina (based on international financial reporting standards)

Key financial indicators	2004	2003	2002
Year-end total assets (RMB billion)	609.9	531.7	483.1
Year-end net assets (RMB billion)	425.2	356.6	316.7
Year-end cash & cash equivalents (RMB billion)	11.304	11.231	9.977
Year-end total assets-liability ratio (%)	30.28	32.93	34.44
Year-to-date sales (RMB billion)	388.6	303.8	244.4
Year-to-date net profit (RMB billion)	102.9	69.6	46.9
Year-to-date earnings per share (RMB)	0.59	0.40	0.27
Year-end net assets per share (RMB)	2.42	2.03	1.80
Return on equity (%)	24.38	19.70	15.00
PetroChina is China’s biggest producer of crude oil and natural gas and is one of the companies with the biggest sales volume in China. Based on proved reserves in 2000, PetroChina is the fourth largest listed oil & gas company in the world.

According to the audited financial statements of PetroChina, in 2004 PetroChina realized a turnover of 388.633 billion Yuan, increase by 27.9% as compared with the previous year; it made a net profit of RMB102.927 billion, increased heavily by 47.9% as compared with the same period of the previous year. As of 31 December 2004, PetroChina had total assets of RMB609.928 billion and net assets of 425.212 billion Yuan, with a total assets-liability ratio of 30.28%.

As of 31 December 2004, PetroChina had cash and cash equivalents of 11.304 billion Yuan. The primary currency of the cash and cash equivalents are RMB Yuan (approximately 71.1% in RMB and 28.9% in USD).

(II)	The Offeror’s Funding Arrangements for the A Share Offer

The total amount of the funds required by PetroChina to purchase all of the Jilin A Shares is RMB1.05 billion. In accordance with The Measures for Administration of Takeover of Listed Companies, PetroChina has already deposited a performance guarantee in the amount of RMB 210 million representing 20% of the total funds required to purchase all of the Jilin A Shares into the bank account designated by the Shenzhen Branch of China Securities Depository & Clearing Corporation Limited, which correspondingly issued the Certificate for Holding the Performance Guarantee Under Custody.

14

Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

According to the Certificate of Deposit issued by Beijing Branch of ICBC dated 28 October 2005, as of 27 October 2005, PetroChina has RMB 4 billion deposited with Di’anmen Subbranch of Beijing Branch of ICBC. In addition, the Company undertakes that RMB 840 million in the above account (representing 80% of the aggregate of the funds required to purchase all of the Jilin A Shares in the Offers) from the above RMB 4 billion deposit will be earmarked for the payment of the remaining consideration for the acquisition of all of the Jilin A Shares in the Offers and guarantees that no person shall have recourse to such amount.

(III)	The Opinion Regarding the A Share Offer Given by the Financial Advisor Retained by the Offeror

Pursuant to the general accepted industrial practice and professional ethics and the spirit of integrity and due diligence, after conducting careful due inquiry, we came to the following conclusion: PetroChina has abundant assets; its financial status is stable; the structure of its debt is reasonable and the quality of it is fine; its main operation has rather strong profitability; the company has maintained a good commercial and credit reputation for a long time, and it has made appropriate fund arrangement for the performance of its obligation under the A Share Offer; PetroChina has paid into the account designated by the Depository Company RMB 210 million (not less than 20% of the total monetary amount of the consideration) as the performance guarantee; and PetroChina has deposited the remaining RMB 840 million for the performance of the A Share Offer (80% of the total monetary amount of the consideration) into the relevant bank and undertakes that the abovementioned fund will be earmarked for the purpose of performance and payment of the A Share Offer. Based on the above analysis and arrangement, we concluded that the Offeror has the capacity of performing the Offer in accordance with the conditions under the Offer and to pay for the tendered A shares in the A Share Offer in cash, and is able to perform the obligation under the Offer.

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Financial Advisory Report on the Offer of PetroChina to Acquire A Shares of Jilin by China Galaxy Securities

(End of text. Seal on the “China Galaxy Securities Co., Ltd. Financial Advisory Report on the Tender Offer of PetroChina Company Limited for the A Shares of Jilin Chemical Industrial Company Limited”)

China Galaxy Securities Co., Ltd.

28 October 2005

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